SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 7)

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Dennis O. Garris

W. Scott Ortwein

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 8 under the section entitled “Litigation” and Item 9 – Exhibits by adding a new exhibit (a)(20) and revising the Exhibit Index accordingly.

ITEM 4.

Item 8 is hereby amended by adding the following as new paragraphs under the heading entitled “Litigation.”

Gold Kist filed a First Amended Complaint on November 22, 2006 in the United States District Court for the Northern District of Georgia, which, in addition to Gold Kist, includes Jerry L. Stewart, a purchaser and consumer of chicken, as an individual plaintiff. The Amended Complaint continues to allege that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act, which prohibits officers and directors from sitting on the Board of Directors of a competitor. The lawsuit also alleges violations of the SEC’s proxy and tender offer rules by Pilgrim for failing to disclose to Gold Kist stockholders that the election of the Pilgrim nominees would violate the Clayton Act. A copy of the complaint has been filed as Exhibit (a)(20). A hearing regarding the Amended Complaint and Gold Kist’s Motion for Preliminary Injunction has been schedule for January 16, 2007.

Specifically, the lawsuit alleges, among other things:

•	Section 8 of the Clayton Act prohibits director and officer interlocks between competing corporations of the size of Pilgrim and Gold Kist, and Section 16 of the Clayton Act (15 U.S.C.A. § 26) authorizes the court to preliminarily and permanently enjoin efforts to violate Section 8. This antitrust violation raises clear obstacles to Pilgrim’s attempt to control the Board of Directors of Gold Kist and would substantially affect the value of Gold Kist shares if the vote were allowed to proceed.

•	Pilgrim has not timely or adequately disclosed in its SEC filings or elsewhere all of the material facts relevant to its illegal proposed slate of Gold Kist directors, including but not limited to the fact that the conditions in Pilgrim’s Offer regarding the election of the Pilgrim nominees to the Gold Kist Board of Directors are illegal and therefore illusory, the irreconcilable conflicting fiduciary duties those director-nominees would face by virtue of their status as both Pilgrim officers and Gold Kist directors, the constraints resulting from this conflict on their ability to properly serve as directors of Gold Kist, the consequences of their inability to serve on the Gold Kist Board, and the substantial negative impact of this maneuver on Gold Kist and its stockholders during the period between their election and any takeover of Gold Kist by Pilgrim – if and when Pilgrim’s hostile takeover attempt ever succeeds

•	The election of the Pilgrim nominees to the Board of Directors of Gold Kist will result in the exact harm that Section 8 is intended to prevent—unless enjoined, Pilgrim, a direct and significant competitor of Gold Kist, would have access to Gold Kist’s competitively sensitive information, would be able to deprive Gold Kist of its competitive independence, and would be able to coordinate competitive decisions, such as pricing and output, with those of Gold Kist, which would be harmful to Gold Kist, its shareholders and consumers.

•	The election of Pilgrim nominees to the Board of Directors of Gold Kist would also create potential antitrust liability for Gold Kist under Section One of the Sherman Act, which raises a substantial likelihood of a detrimental effect on Gold Kist’s ability to conduct its business and have a detrimental effect on its share price.

•	Although Pilgrim has disclosed its slate of directors, its intent to gain control of the Gold Kist Board, and its hostile tender offer, it has done so while concealing the fact that its nominees are prohibited by Section 8 of the Clayton Act from serving on the Gold Kist Board of Directors.

•	Pilgrim has even included the election of its officers as a condition of the Offer, but has not disclosed in any of its filings with the SEC the material fact that the Pilgrim slate is barred by Section 8 of the Clayton Act from serving on the Gold Kist Board of Directors, which in turn, violates the Exchange Act.

The lawsuit seeks the following relief:

•	Enjoining Pilgrim from continuing to violate the Clayton Act and the Exchange Act.

•	Enjoining Pilgrim, its agents, employees and anyone acting on its behalf from taking any action in furtherance of soliciting proxies in favor of Pilgrim’s slate of nominees to the Gold Kist Board of Directors.

•	Ordering Pilgrim and its agents, employees and anyone acting on its behalf to immediately withdraw their Notice, the proposals contained therein, and proxy materials.

•	Enjoining Pilgrim and its agents, employees and anyone acting on its behalf from continuing to violate the federal securities laws by failing to disclose in its Schedule TO and other filings with the SEC the illegality of Pilgrim’s proxy solicitation regarding its slate of nominees, from making false and misleading disclosures, and from otherwise making illegal stockholder proposals.

•	Ordering Pilgrim to immediately withdraw its hostile tender offer permanently, or at a minimum until corrective disclosures are made in all of its SEC filings discussed in the Complaint pursuant to Sections 14(a), (d) and (e) of the Exchange Act and the rules and regulations promulgated thereunder.

•	Enjoining Pilgrim and its agents, employees and anyone acting on its behalf from making future proposals to Gold Kist in violation of Section 8 of the Clayton Act,

from voting any shares of Gold Kist that they may own or control in favor of their illegal proposal or any other illegal proposal; and from violating the Exchange Act and the rules and regulations promulgated thereunder.

ITEM 9.	EXHIBITS.

Exhibit No.	Document
*(a)(1)	Press Release dated October 12, 2006—Gold Kist Board Response to Offer

*(a)(2)	Letter to Stockholders dated October 12, 2006

*(a)(3)	Excerpts from 2006 Proxy Statement filed with the SEC on December 15, 2005

*(a)(4)	Complaint filed October 12, 2006 in the United States District Court for the Northern District of Georgia —Gold Kist Inc., v. Pilgrim’s Pride Corporation, et al.

*(a)(5)	Press Release dated October 12, 2006—Gold Kist Board Response to Debt Tender Offer

*(a)(6)	Letter to Suppliers dated October 12, 2006

*(a)(7)	Letter to Producers dated October 12, 2006

*(a)(8)	Email to Employees sent on October 12, 2006

*(a)(9)	Email to Customers sent on October 12, 2006

*(a)(10)	Press Release dated October 17, 2006 - Gold Kist Lawsuit Against Pilgrim’s Pride Corporation’s Board Nominees Unaffected by Early Termination of Hart-Scott-Rodino Waiting Period

*(a)(11)	Letter to Producers dated October 20, 2006

*(a)(12)	Motion for Preliminary Injunction filed October 23, 2006 in the lawsuit entitled Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. Case No: 1:06-CV-2441-JEC

*(a)(13)	Memorandum of Law in Support of Motion for Preliminary Injunction filed October 23, 2006 in the lawsuit entitled Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. Case No: 1:06-CV-2441-JEC

*(a)(14)	Press Release and Letter to Stockholders dated November 7, 2006

*(a)(15)	Letter to Employees dated November 7, 2006

*(a)(16)	Letter to Producers dated November 7, 2006

*(a)(17)	Letter to Customers dated November 7, 2006

*(a)(18)	Press Release and Investor Presentation dated November 16, 2006

*(a)(19)	Transcript of Conference Call dated November 16, 2006

(a)(20)	First Amended Complaint filed November 22, 2006 in the United States District Court for the Northern District of Georgia —Gold Kist Inc., and Jerry L. Stewart v. Pilgrim’s Pride Corporation, et al.

*	Previously filed as an exhibit to Gold Kist’s Schedule 14D-9 filed with the SEC on October 12, 2006, Schedule 14D-9/A filed on October 17, 2006, Schedule 14D-9/A filed on October 20, 2006, Schedule 14D-9/A filed on October 23, 2006, Schedule 14D-9/A filed on November 7, 2006, Schedule 14D-9/A filed on November 16, 2006 and Schedule 14D-9/A filed on November 17, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006

GOLD KIST INC.

By:	/s/ John Bekkers
(President and Chief Executive Officer)

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